Exhibit 99.2

EXECUTION VERSION

To:	Anheuser-Busch InBev SA/NV

From:	Altria Group, Inc.

11 November 2015

Dear Sirs

Pledge of Restricted Shares: Letter of Consent

1.	We are writing to request your consent in relation to certain matters arising in connection with the proposed acquisition by Anheuser-Busch InBev SA/NV (AB InBev) of the entire issued and to be issued share capital of SABMiller plc (SABMiller) (the Transaction).

2.	We refer to the announcement being issued today by AB InBev and SABMiller under Rule 2.7 of the City Code on Takeovers and Mergers in relation to the Transaction (the 2.7 Announcement). Capitalised terms used but not defined in this letter have the meaning given to them in the 2.7 Announcement.

3.	Pursuant to the terms of the Transaction, SABMiller Shareholders may elect to receive either Cash Consideration or the Partial Share Alternative. Those SABMiller Shareholders who elect for the Partial Share Alternative will receive Restricted Shares and the cash top-up amount, as more fully described in the 2.7 Announcement.

4.	The terms of the Restricted Shares and the other terms of the articles of association of Newco that will be adopted upon Completion (the Newco Articles) are summarised in Appendix 6 of the 2.7 Announcement. As noted in that Appendix, the Restricted Shares will be subject to restrictions on transfer until the fifth anniversary of Completion (the Lock-up).

5.	As an exception to the Lock-up, the Newco Articles will permit Restricted Shareholders, with the consent of Newco and/or the Newco Board (any such Consent required under the Newco Articles, the Newco Consent) to mortgage, pledge, charge, assign or otherwise grant a lien over all or part of (or any interest in) their holding of Restricted Shares and any rights relating thereto (including, without limitation, the right to convert Restricted Shares into New Ordinary Shares) as security in respect of any bona fide loan, credit facility, note, surety bonds (or other arrangements to secure a stay of execution on or the satisfaction of a judgment or order), letter of credit or any similar extension of credit to such shareholder, or its affiliates, or any hedging, derivative or other financing transaction to which such shareholder is a party, or, in each case, in respect of which such shareholder is a guarantor or security provider, or a guaranty of any of the foregoing (each a Pledge).

6.	Pursuant to the terms of our irrevocable undertaking given to you on or about the date of this letter, we have committed to elect for the Partial Share Alternative and, accordingly, following Completion we will hold Restricted Shares.

7.	We have disclosed to you our financing strategy and our current practice of using the group’s assets as collateral. In addition, we have disclosed to you details of our group’s current financial position and our anticipated financing expectations, including that we do not, based on our current financial condition, financing strategies and market factors, currently intend to enter into a Pledge with respect to the Restricted Shares.

8.	On the basis of this disclosure, which by your execution of this letter you acknowledge having received to your satisfaction, and the representations set out in paragraph 9 below, in anticipation of our holding Restricted Shares after Completion, we request your consent to the creation by us of Pledges over any Restricted Shares held by us after Completion (a Permitted Pledge).

9.	We represent and warrant to you and to Newco, as at the date of this letter and on a continuing basis during the period in which we hold Restricted Shares, that each Permitted Pledge is entered into for bona fide business reasons and is not being entered into in order (whether in whole or in part, but without prejudice to the terms of the Newco Articles) to circumvent the Lock-up.

10.	We acknowledge that the enforcement of any Permitted Pledge and any subsequent conversion of any of our Restricted Shares prior to the fifth anniversary of Completion would be contrary to the intentions of both AB InBev and us (except in the limited circumstances in which enforcement is permitted under the terms of the Newco Articles and the Restricted Shares).

11.	We undertake:

a.	to notify you promptly if, at any time after Completion, we consider that it is likely that a Permitted Pledge will be enforced or any pledgee under any Permitted Pledge is or will become entitled to exercise any right to enforce their security under such Permitted Pledge (each an Enforcement Event) and to provide full details of the circumstances giving rise to any such notification; and

b.	to consult with you in connection with any Enforcement Event and the treatment of any Restricted Shares.

12.	Please countersign this letter to evidence your agreement and acknowledgement that:

a.	in reliance on the foregoing, you consent to the creation by us of Permitted Pledges at any time and from time to time prior to the fifth anniversary of Completion (the Consent); and

b.	you are giving the Consent on the basis that, with effect from Completion (i) Newco and the Newco Board will become bound by the terms of this letter, (ii) all of your rights and obligations under this Consent shall be assumed by Newco by operation of Belgian law without necessity of further action by any person and (iii) the Consent set forth in this letter shall be deemed to be the Newco Consent and to satisfy any and all requirements in respect thereof, and we shall require no further Newco Consent to make any Permitted Pledge.

13.	This letter and any non-contractual obligations arising out of or in connection with this letter shall be governed by, and construed in accordance with, English law.

14.	This letter may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this letter, but all the counterparts shall together constitute but one and the same instrument.

Signed for and on behalf of

Altria Group, Inc.

By:	/s/ William F. Gifford, Jr.
Name: William F. Gifford, Jr.
Title: Chief Financial Officer

[Signature Page to Letter of Consent to Pledge of Restricted Shares – Altria]

Acknowledged and agreed by

Anheuser-Busch InBev SA/NV

By:	/s/ MARIA FERNANDA ROCHA BARROS
Name: MARIA FERNANDA ROCHA BARROS
Title: GLOBAL LEGAL DIRECTOR AUTHORIZED SIGNATORY

By:	/s/ JAN VANDERMEERSCH
Name: JAN VANDERMEERSCH
Title: AUTHORIZED SIGNATORY

[Signature Page to Letter of Consent to Pledge of Restricted Shares – AB InBev]